Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

June 8, 2016

Mr. Hughes Bates

Special Counsel

Securities and Exchange Commission

Office of Structured Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Volkswagen Auto Loan Enhanced Trust 2012-2
Volkswagen Auto Loan Enhanced Trust 2013-1
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-160515-08 and 333-185282-02

Dear Mr. Bates:

On behalf of VW Credit, Inc. (“VCI”), as servicer for the transactions listed above, in response to the letter (the “Comment Letter”) dated May 4, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to VCI, we are submitting this response letter.

VCI’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to VCI, in its capacity servicer for the above transactions under Regulation AB.

Exhibits 33.1 to Forms 10-K

1.	We note that your reports on assessment of compliance do not include the new criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB. Please confirm that you have assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of your assessment and the auditor’s attestation report of other applicable servicing criteria under Item 1122(d). Additionally, please confirm that in future Form 10-K filings for all transactions for which you act as servicer, your reports on assessment of compliance and related attestations will include an assessment of compliance with Item 1122(d)(1)(v). If an assessment of the accurate conveyance of information was not conducted as part of your assessment of existing applicable servicing criteria, please amend the Forms 10-K to include a report on assessment of compliance with Item 1122(d)(1)(v) and a related attestation report.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Hughes Bates

Response:

We hereby confirm that we have assessed whether the aggregation of information is mathematically accurate and whether the information conveyed accurately reflects the information as part of our assessment and the auditor’s attestation report of other applicable servicing criteria under Item 1122(d). Additionally, we hereby confirm that in future Form 10-K filings for all transactions for which VCI acts as servicer, the reports on assessment of compliance and related attestations will include an assessment of compliance with Item 1122(d)(1)(v).

Exhibit 33.1 to Form 10-K for Volkswagen Auto Loan Enhanced Trust 2012-2

2.	We note your statement that “VCI has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2014 and for the reporting period.” Please confirm that VCI has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2015 and for the reporting period.

Response:

We hereby confirm that VCI has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2015 and for the reporting period.

3.	We note that Item 1122(d)(3)(ii) relating to an assessment of the amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements is identified as an applicable servicing criterion performed by the trustee. We note, however, the attestation report related to the trustee’s assessment of compliance specifies that Item 1122(d)(3)(ii) is only applicable to the trustee as it relates to remittances. Please tell us which servicing participant is responsible for ensuring that the amounts due to investors are properly allocated and whether an assessment of compliance for this part of the criterion was performed.

Mayer Brown LLP

Mr. Hughes Bates

Response:

We hereby confirm that VCI is responsible for ensuring that the amounts due to investors are properly allocated. Additionally, we hereby confirm that an assessment of compliance for this part of the criterion was performed as part of our assessment of existing applicable servicing criteria for the reporting period.

We hereby acknowledge that:

•	VCI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	VCI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mayer Brown LLP

Mr. Hughes Bates

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373 or VCI’s in-house counsel, Kevin McDonald, at (703) 251-5107. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart Litwin
Stuart Litwin

cc:	William Horwath
Kevin McDonald